Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Twenty-Four Weeks Ended
	February 14, 2015	February 15, 2014
Earnings:
Income before income taxes	$698,235	$639,149
Fixed charges	111,487	119,037
Less: Capitalized interest	(388)	(440)

Adjusted earnings	$809,334	$757,746

Fixed charges:
Gross interest expense	$69,747	$79,776
Amortization of debt origination fees	2,918	3,258
Interest portion of rent expense	38,822	36,003

Fixed charges	$111,487	$119,037

Ratio of earnings to fixed charges	7.3	6.4

	Fiscal Year Ended August
	2014 (52 weeks)	2013 (53 weeks)	2012 (52 weeks)	2011 (52 weeks)	2010 (52 weeks)
Earnings:
Income before income taxes	$1,662,714	$1,587,683	$1,452,986	$1,324,246	$1,160,505
Fixed charges	249,513	265,108	250,056	240,329	223,608
Less: Capitalized interest	(1,041)	(1,303)	(1,245)	(1,059)	(1,093)

Adjusted earnings	$1,911,186	$1,851,488	$1,701,797	$1,563,516	$1,383,020

Fixed charges:
Gross interest expense	$163,544	$180,085	$170,481	$164,712	$156,135
Amortization of debt origination fees	6,856	8,239	8,066	8,962	6,495
Interest portion of rent expense	79,113	76,784	71,509	66,655	60,978

Fixed charges	$249,513	$265,108	$250,056	$240,329	$223,608

Ratio of earnings to fixed charges	7.7	7.0	6.8	6.5	6.2

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